EXHIBIT 99.1

Electra Announces Voting Results from Special Meeting of Shareholders

TORONTO, Oct. 15, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announces the results of its special meeting of shareholders held today, October 15, 2025, in Toronto (the “Meeting”).

Shareholders voted in favour of all matters presented at the meeting, including the election of all seven nominees to Electra’s Board of Directors. Newly elected directors include Jody Thomas, former National Security and Intelligence Advisor to the Prime Minister of Canada, and Gerard Hueber, Rear Admiral (Retired), U.S. Navy. Their elections follow the earlier appointment of David Stetson, former CEO of Alpha Metallurgical Resources.

Following the meeting, Mr. Stetson was appointed Chair of the Board, succeeding John Pollesel, who was appointed Lead Director.

“On behalf of the management team, I would like to welcome David as Chair” said Trent Mell, CEO of Electra. “The additions of Jody, Gerry, and David bring a unique combination of national security insight, industrial leadership, and restructuring experience to Electra’s Board. Their expertise will help guide the next phase of Electra’s strategy and our ongoing transformation into a leading North American supplier of critical battery materials.”

Each of the seven director nominees listed in the management circular were elected to serve until the next annual meeting of shareholders or until their replacement is named, as set out below:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against
David Stetson	2,067,389	97.34%	56,517	2.66%
John Pollesel	2,043,514	96.21%	80,392	3.79%
Trent Mell	2,017,892	95.01%	106,014	4.99%
Alden Greenhouse	2,068,033	97.37%	55,873	2.63%
Susan Uthayakumar	2,035,232	95.82%	88,674	4.18%
Jody Thomas	2,067,117	97.33%	56,789	2.67%
Gerard Hueber	2,065,607	97.26%	58,299	2.74%

Additional business items approved at the Meeting were: (i) approval of a series of previously announced restructuring transactions involving the Company and certain holders of outstanding convertible notes (the “Restructuring Transactions”); (ii) approval of the creation of a “Control Person” or “Control Persons” of the Company, as such term is defined in Policy 1.1 – Interpretation of the TSX Venture Exchange, in connection with the Restructuring Transactions; and (iii) authorization of an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for up to three-and-a-half (3.5) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company in its sole discretion.

A total of 2,123,906 common shares in the capital of the Company (“Common Shares”), or 12% of Electra’s issued and outstanding Common Shares were represented in person or by proxy at the Meeting. The Company’s full voting results at the Meeting are available on SEDAR+ at www.sedarplus.com.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company is developing North America’s only cobalt sulfate refinery in Ontario as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. Electra’s strategy also includes battery recycling and the advancement of its cobalt-copper project in Idaho, Iron Creek, one of the only primary cobalt deposits in the United States. Growth initiatives include integrating black mass recycling at its Ontario refining complex and evaluating opportunities for additional nickel sulfate production in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials

info@ElectraBMC.com
1.416.900.3891
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Offering or the Restructuring on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.